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SUSPECT DETECTION SYSTEMS, INC.
4 Nafcha Street
Jerusalem, Israel 95508

October 1, 2009

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Alexander Ledbetter, Esq.

Re:	Suspect Detection Systems, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed July 14, 2009
Form 8-K Filed July 14, 2009 File No. 000-52792

Dear Ms. Ledbetter:

We are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A ("Amendment No. 3”) in response to the Commission's comment letter, dated August 10, 2009, with reference to the Revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on July 14, 2009 (the “Proxy Statement”).

In addition to Amendment No. 3, we supplementally respond to the Commission's comments to the Proxy Statement and the Form 8-K filed July 14, 2009 (File No. 000-52792) as follows:

Preliminary Proxy Statement on Schedule 14A

How many votes are required to approve the proposals? Page 5

1.           Response to Comment 1. In order to avoid any confusion, Amendment No. 3 deletes the sentence.

Proposal No.1: Increase in the Number if Authorized Shares of Common Stock, page 6

2.           Response to Comment No. 2. Amendment No. 3 amends the Proxy Statement to reflect the Commission’s comment.

3.           Response to Comment 3. Amendment No. 3 amends the Proxy Statement to accord with the warrant agreement which reflects that the Company issued 2,250,000 warrants to NG- The Northern Group, L.P. with an expiration date of July 8, 2011.

4.           Response to Comment No. 4. Amendment No. 3 amends the Proxy Statement to reflect the Commission’s comment.

5           Response to Comment No. 5. An amendment to the Current Report on Form 8-K/A was filed on October 1, 2009 to reflect the Commission’s comment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and Amendment No.3 to the Proxy on Schedule 14A as requested by the Commission, together with a redlined copy showing the changes made in the Amendment No. 3 to the Proxy Statement in order to help expedite the review process.  In addition, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Sincerely yours,

/s/ Asher Zwebner

Asher Zwebner
Interim Chief Executive Officer